UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           JETBLUE AIRWAYS CORPORATION
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    477143101
                                    ---------
                                 (CUSIP Number)

                                December 31, 2004
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ] Rule 13d-1(b)
               [ ] Rule 13d-1(c)
               [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 13 Pages
                             Exhibit Index: Page 12

                                  SCHEDULE 13G
CUSIP No. 477143101                                           Page 2 of 13 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                       5    Sole Voting Power
 Number of                           11,137,055
  Shares
Beneficially           6    Shared Voting Power
  Owned By                            0
   Each
 Reporting             7    Sole Dispositive Power
  Person                             11,137,055
  With
                       8    Shared Dispositive Power
                                     0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                          11,137,055

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                          [X]

11       Percent of Class Represented By Amount in Row (9)

                          10.7%

12       Type of Reporting Person (See Instructions)

                          OO; IV

                                  SCHEDULE 13G
CUSIP No. 477143101                                           Page 3 of 13 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                       5    Sole Voting Power
 Number of                           11,137,055
  Shares
Beneficially           6    Shared Voting Power
  Owned By                            0
   Each
 Reporting             7    Sole Dispositive Power
  Person                             11,137,055
  With
                       8    Shared Dispositive Power
                                     0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                          11,137,055

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                          [X]

11       Percent of Class Represented By Amount in Row (9)

                          10.7%

12       Type of Reporting Person (See Instructions)

                          PN; IA

                                  SCHEDULE 13G
CUSIP No. 477143101                                           Page 4 of 13 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                       5    Sole Voting Power
 Number of                           11,137,055
  Shares
Beneficially           6    Shared Voting Power
  Owned By                            0
   Each
 Reporting             7    Sole Dispositive Power
  Person                             11,137,055
  With
                       8    Shared Dispositive Power
                                     0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                          11,137,055

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                          [X]

11       Percent of Class Represented By Amount in Row (9)

                          10.7%

12       Type of Reporting Person (See Instructions)

                          OO

                                  SCHEDULE 13G
CUSIP No. 477143101                                           Page 5 of 13 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                       5    Sole Voting Power
 Number of                           11,137,055
  Shares
Beneficially           6    Shared Voting Power
  Owned By                            0
   Each
 Reporting             7    Sole Dispositive Power
  Person                             11,137,055
  With
                       8    Shared Dispositive Power
                                     0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                          11,137,055

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                          [X]

11       Percent of Class Represented By Amount in Row (9)

                          10.7%

12       Type of Reporting Person (See Instructions)

                          OO; IA

                                  SCHEDULE 13G
CUSIP No. 477143101                                           Page 6 of 13 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                       5    Sole Voting Power
 Number of                           12,909,538
  Shares
Beneficially           6    Shared Voting Power
  Owned By                            3,791,175
   Each
 Reporting             7    Sole Dispositive Power
  Person                             12,909,538
  With
                       8    Shared Dispositive Power
                                     3,791,175

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                          16,700,713

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                          [ ]

11       Percent of Class Represented By Amount in Row (9)

                          16.0%

12       Type of Reporting Person (See Instructions)

                          IA

                                                              Page 7 of 13 Pages

Item 1(a).        Name of Issuer:

                  JetBlue Airways Corporation (the "Issuer")

Item 1(b).        Address of the Issuer's Principal Executive Offices:

                  118-29 Queens Boulevard, Forest Hills, New York  11375

Item 2(a).        Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)   Quantum Industrial Partners LDC ("QIP");

                  ii)  QIH Management Investor, L.P. ("QIHMI");

                  iii) QIH Management LLC ("QIH Management");

                  iv)  Soros Fund Management LLC ("SFM LLC"); and

                  v)   Mr. George Soros ("Mr. Soros").

                  This Statement relates to Shares (as defined herein) held for the accounts of QIP, SFM Domestic Investments LLC, a Delaware limited liability company ("SFM Domestic Investments"), and Open Society Institute, a New York trust ("OSI").

                  QIHMI, an investment advisory firm, is a minority shareholder of, and is vested with investment discretion with respect to portfolio assets held for the account of, QIP. The sole general partner of QIHMI is QIH Management. SFM LLC is the sole managing member of QIH Management. Mr. Soros is the Chairman of SFM LLC, the sole managing member of SFM Domestic Investments and a trustee of OSI.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of QIHMI, QIH Management, SFM LLC, and Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, New York 10106. The address of the principal business office of QIP is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

Item 2(c).        Citizenship:

                  i) QIP is a Cayman Islands exempted limited duration company;

                  ii)  QIHMI is a Delaware limited partnership;

                  iii) QIH Management is a Delaware limited liability company;

                  iv)  SFM LLC is a Delaware limited liability company; and

                  v)   Mr. Soros is a United States citizen.

                                                              Page 8 of 13 Pages


Item 2(d).        Title of Class of Securities:

                  Common Stock, $0.01 par value per share (the "Shares").

Item 2(e).        CUSIP Number:

                  477143101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a).        Amount Beneficially Owned:

                  As of December 31, 2004, each of the Reporting Persons may be deemed to be the beneficial owner of the following number of Shares:

                  (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of the 11,137,055 Shares held for the account of QIP.

                  (ii)  Mr.  Soros  may  be  deemed  the  beneficial   owner  of
                        16,700,713 Shares. This number includes (A) 11,137,055 Shares held for the account of QIP, (B) 1,772,483 Shares held for the account of SFM Domestic Investments, and
                        (C) 3,791,175 Shares held for the account of OSI.

Item 4(b).        Percent of Class:

                  (i)   The  number of Shares of which each of QIP,  QIHMI,  QIH
                        Management and SFM LLC may be deemed to be the beneficial owner constitutes approximately 10.7% of the total number of Shares outstanding (based upon information provided by the Issuer in a post-effective amendment to its registration statement on Form S-3, the total number of Shares outstanding as of December 31, 2004 was 104,236,599).

                  (ii) The number of Shares of which Mr. Soros may be deemed to be the beneficial owner constitutes approximately 16.0% of the total number of Shares outstanding.

                                                              Page 9 of 13 Pages


Item 4(c).        Number of shares as to which such person has:

         QIP, QIHMI, QIH Management and SFM LLC:
         --------------------------------------

         (i)      Sole power to vote or to direct the vote:           11,137,055

         (ii)     Shared power to vote or to direct the vote:                  0

         (iii)    Sole power to dispose or to direct the
                  disposition of:                                     11,137,055

         (iv)     Shared power to dispose or to direct the
                  disposition of:                                              0

         Mr. Soros:
         ---------

         (i)      Sole power to vote or to direct the vote:           12,909,538

         (ii)     Shared power to vote or to direct the vote:          3,791,175

         (iii)    Sole power to dispose or to direct the
                  disposition of:                                     12,909,538

         (iv)     Shared power to dispose or to direct the
                  disposition of:                                      3,791,175

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                  (ii) Certain members of SFM Domestic Investments have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the account of SFM Domestic Investments in accordance with their membership interests in SFM Domestic Investments.

                  (iii) OSI has the sole right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for its account.

                  The inclusion of securities held for the account of OSI shall not be deemed an admission that Mr. Soros has or may be deemed to have beneficial ownership of such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

                                                             Page 10 of 13 Pages

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10. Certification:

                  This Item 10 is not applicable.

                                                             Page 11 of 13 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2005                    QUANTUM INDUSTRIAL PARTNERS LDC

                                            By: /s/ Jodye M. Anzalotta
                                                --------------------------------
                                                Jodye M. Anzalotta
                                                Attorney-in-Fact

Date:  February 14, 2005                    QIH MANAGEMENT INVESTOR, L.P.

                                            By: QIH Management LLC,
                                                its General Partner

                                            By: Soros Fund Management LLC,
                                                its Managing Member


                                            By: /s/ Jodye M. Anzalotta
                                                --------------------------------
                                                Jodye M. Anzalotta
                                                Assistant General Counsel

Date:  February 14, 2005                    QIH MANAGEMENT LLC

                                            By: Soros Fund Management LLC,
                                                its Managing Member


                                            By: /s/ Jodye M. Anzalotta
                                                --------------------------------
                                                Jodye M. Anzalotta
                                                Assistant General Counsel

Date:  February 14, 2005                    SOROS FUND MANAGEMENT LLC

                                            By: /s/ Jodye M. Anzalotta
                                                --------------------------------
                                                Jodye M. Anzalotta
                                                Assistant General Counsel


Date:  February 14, 2005                    GEORGE SOROS

                                            By: /s/ Jodye M. Anzalotta
                                                --------------------------------
                                                Jodye M. Anzalotta
                                                Attorney-in-Fact

                                                             Page 12 of 13 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.   Joint Filing Agreement,  dated as of February 14, 2005,
     by and  among  Quantum  Industrial  Partners  LDC,  QIH
     Management  Investor,  L.P., QIH Management  LLC, Soros
     Fund Management LLC and Mr. George Soros                                 13

                                                             Page 13 of 13 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that Amendment No. 3 to the Schedule 13G with respect to the Common Stock, $0.01 par value per share, of JetBlue Airways
Corporation, dated as of February 14, 2005, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:  February 14, 2005                    QUANTUM INDUSTRIAL PARTNERS LDC

                                            By: /s/ Jodye M. Anzalotta
                                                --------------------------------
                                                Jodye M. Anzalotta
                                                Attorney-in-Fact

Date:  February 14, 2005                    QIH MANAGEMENT INVESTOR, L.P.

                                            By: QIH Management LLC,
                                                its General Partner

                                            By: Soros Fund Management LLC,
                                                its Managing Member


                                            By: /s/ Jodye M. Anzalotta
                                                --------------------------------
                                                Jodye M. Anzalotta
                                                Assistant General Counsel

Date:  February 14, 2005                    QIH MANAGEMENT LLC

                                            By: Soros Fund Management LLC,
                                                its Managing Member


                                            By: /s/ Jodye M. Anzalotta
                                                --------------------------------
                                                Jodye M. Anzalotta
                                                Assistant General Counsel

Date:  February 14, 2005                    SOROS FUND MANAGEMENT LLC

                                            By: /s/ Jodye M. Anzalotta
                                                --------------------------------
                                                Jodye M. Anzalotta
                                                Assistant General Counsel


Date:  February 14, 2005                    GEORGE SOROS

                                            By: /s/ Jodye M. Anzalotta
                                                --------------------------------
                                                Jodye M. Anzalotta
                                                Attorney-in-Fact